SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  April 18, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Form

52-102F3 Material Change Report dated April 15, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   April 18, 2011

James E. Sinclair, Chief Executive Officer

Exhibit 1

FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

Tanzanian Royalty Exploration Corporation

Suite 404 – 1688 152 Street

South Surrey, BC   V4A 4N2

Item 2.

Date of Material Change

April 15, 2011

Item 3.

News Release

A news release announcing the material change referred to in this report was disseminated through Filing Services Canada on April 15, 2011

Item 4.

Summary of Material Change

The issuer announces its Buckreef Gold Project Resource Base Climbs to Approximately Two Million Ounces Utilizing Lower Cutoff Grade

Item 5.

Full Description of Material Change

Please see Company’s news release attached as Schedule “A” for full description of material change.

Item 6.

Reliance on Section 7.1(2) of NI 51-102

Not applicable

Item 7.

Omitted Information

None

Item 8.

Executive Officer

For further information, please contact James E. Sinclair, President and CEO at 860-364-1830

Item 9.

Date of Report.

April 15, 2011

Schedule “A”

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX: TNX

Tel:  (860) 364-1830

NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404  1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:  investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - April 15, 2011

Tanzanian Royalty’s Buckreef Gold Project Resource Base Climbs to Approximately Two Million Ounces Utilizing Lower Cutoff Grade

The Company is pleased to provide an update on its recently acquired Buckreef Gold Mine Re-development Project in Tanzania’s Lake Victoria Greenstone Belt. The Buckreef Project is a 55/45 joint venture between Tanzanian Royalty Exploration and the State Mining Corporation of Tanzania (Stamico). This update is based on a comprehensive review conducted by the Company of previous work completed on the Buckreef Project prior to our acquisition.

The review process to date has expanded our knowledge and confidence in the continuity of the Buckreef and adjoining deposits.  Since the Heads of Agreement for Buckreef was signed in December 2010, the Company’s technical staff have been evaluating the extensive database for the project with the intention of completing an exploration and development program for the Buckreef property.

This program is already at a significantly advanced stage and will be facilitated by the fact that approximately $35 million was invested in the Buckreef project prior to our acquisition. The technical staff members involved in this process were part of the geological team that advanced the Buckreef property on behalf of IAMGOLD.

A key element in this evaluation process has been the recalculation of resources for the Buckreef Project in the context of current gold prices. The economics of the project were considered to be very attractive at approximately $750 gold when control of Buckreef reverted to Stamico in 2008. Since that time the gold price has almost doubled and management believes this factor alone is certain to boost the economic viability of the various development models being considered for the Buckreef Project.

The Company is delighted to report that a substantial increase in resources has been established for the Buckreef Project by reducing the cutoff grade from 1 g/t to 0.5 g/t. In a news release dated December 21, 2010, the Company announced 43-101 compliant resources in the following resource categories: measured resources, 265,000 ounces; indicated resources, 440,000 ounces; inferred resources, 826,000 ounces. All these resources were calculated at a 1 g/t cutoff grade which is defined “as the level of mineral in an ore below which it is not economically feasible to mine it.”

Cut Off Grade (g/t) 0.500	MEASURED			INDICATED			INFERRED
	Tonnage (Mt)	Gold Grade (g/t)	Contained (ounces) (Moz)	Tonnage (Mt)	Gold Grade (g/t)	Contained (Moz)	Tonnage (Mt)	Gold Grade (g/t)	Contained (Moz)
Buckreef	4.705	2.000	0.303	1.878	1.680	0.101	9.457	1.900	0.590
Tembo	-	-	-	-	-	-	0.725	2.180	0.051
Bingwa	-	-	-	-	-	-	1.120	2.400	0.088
Buziba	-	-	-	18.284	1.070	0.629	7.170	1.000	0.231

By applying a 0.5 cutoff grade, the aggregate resource base for the Buckreef Project has grown by approximately 30%, with the breakdown of the resources calculated as follows: measured resources, 303,000 ounces; indicated resources, 730,000 ounces; inferred resources, 960,000 ounces. These resources occur within four principal zones on the project: Buckreef, Tembo, Bingwa and Buziba. This mineral resource estimate was prepared in accordance with National Instrument 43-101 standards of disclosure for mineral projects.  See NI 43-101 Report filed on SEDAR on February 21, 2011 for more information.

According to James E. Sinclair, President and CEO, “As a starting point, these resources are exceptional by any standard.  What is equally as important  is that we have set the wheels in motion to expand and develop the resource base on the Buckreef Project in target rich areas that received only cursory exploration in the past.  In fact, an aggressive exploration program will soon be inaugurated to realize and achieve this important objective.”

Sinclair points out that a number of huge gold deposits occur in relative close proximity to the Buckreef Project including the Geita and Bulyanhulu deposits which have contributed to Tanzania becoming the fourth largest gold producer on the African continent.

“We also have a well defined gravel resource on the Buckreef Project that could provide an early source of cash flow at a relatively minimal capital expenditure. This would allow us to accelerate and expand exploration and development on the property,” he said.

Qualified Person

The Company's Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release. Mr. Zizhou is the Exploration Manager of Tanzanian Royalty Exploration Corporation Limited. He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No.400028/08).

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

President and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.